                                       Filer:  Cooper Industries, Inc.
                                       Pursuant to Rule 425 under the Securities
                                       Act of 1933 and deemed filed pursuant to Rule 14a-12(b) under the Securities Exchange Act of 1934
                                       Subject Company:  Cooper Industries, Inc.
                                       Commission File No.: 1-1175
                                       Registration Statement No.: 333-62740
FOR IMMEDIATE RELEASE
February 13, 2002

Contact:   John Breed                     Joele Frank or Andy Brimmer
           Cooper Industries, Inc         Joele Frank, Wilkinson Brimmer Katcher
           (713) 209-8835                 (212) 355-4449


              COOPER INDUSTRIES WILL PURSUE BERMUDA REINCORPORATION


         HOUSTON, TX, February 13, 2002 - Cooper Industries, Inc. (NYSE:CBE) today announced that it has completed its strategic alternatives review process authorized by its Board in August 2001. The Company, working with its financial advisors, Credit Suisse First Boston Corporation and Goldman Sachs & Co. Inc., was authorized to pursue every reasonable alternative that could maximize value for Cooper's shareholders, including a sale of Cooper in whole or in parts.

         After careful review of all the available alternatives with management and its advisors, Cooper's Board of Directors concluded that it is in the best interest of Cooper's shareholders to move forward with the previously-announced plan to reincorporate in Bermuda.

         "We are excited about the opportunities presented by a Bermuda reincorporation and are confident that it is in the best interests of our shareholders and other constituencies," said H. John Riley, Jr., chairman, president and chief executive officer. "This change will enhance Cooper's strategic flexibility and our reduced global tax position will significantly increase cash flow -- enabling us to further strengthen our balance sheet and better position us to pursue worldwide growth opportunities.

         "We will continue to aggressively run our businesses, emphasizing a highly disciplined approach to cost reduction and efficiency improvements to maximize Cooper's strong business platforms," continued Riley. "Cooper has impressive product breadth, leading brand names and market strength. We are more confident than ever in the fundamental soundness and potential of our valuable global franchise."
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COOPER INDUSTRIES                                                         PAGE 2

         "The process we undertook almost seven months ago was very careful, deliberate and complete in analyzing how best to maximize value for our shareholders," said Riley. "However, the tragic events of September 11, the bankruptcy of Federal-Mogul and a very difficult business environment intervened. As a result, we received no definitive proposals to acquire the Company as a whole or in parts."

         Going forward, Cooper intends to deliver solid results and enhance the Company's performance by:

         o Continuing to invest in revenue growth initiatives, including the Cooper Connection distributor-relationship program, which is broadening market coverage and enhancing service to distributor and end-user customers;

         o Expanding the Company's global strategic sourcing initiative and its programs to move production to lower-cost geographic regions; and

         o Continuing to restructure business units and exiting underperforming product lines to ensure that Cooper is optimally positioned within the broad range of markets it serves.

         "Cooper's performance in 2001 showed impressive operational resiliency and disciplined cost control, despite the unexpected severity of the downturn in the economy and the significant management resources needed to complete our process to review strategic alternatives," said Riley. "Our decisive actions last year to reduce costs and improve our businesses enhanced our already-formidable competitive position. We are confident that we will continue to positively differentiate ourselves from our peers in the difficult times forecasted for the next several quarters."

                            BERMUDA REINCORPORATION

         Under the plan to change its place of incorporation from Ohio to Bermuda, previously announced on June 11, 2001, Cooper Industries, Ltd., a newly-formed Bermuda corporation, will become the parent holding company of Cooper Industries, Inc. The reincorporation offers strategic advantages not available under the Company's current corporate structure. Cooper's effective tax rate post-reincorporation will be reduced to a range of 20 to 25 percent from approximately 32 percent, creating immediate value for Cooper shareholders. The improved global tax position is expected to generate additional cash flow of approximately $55 million annually, and add approximately $.58 per share to earnings.

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COOPER INDUSTRIES                                                         PAGE 3


         Additionally, the reincorporation will enable the Company to pursue international acquisition opportunities to strengthen its market-leading position and enhance growth. The reorganization is subject to the approval of the holders of a majority of Cooper's outstanding shares.

         Upon completion of the reorganization, which is expected to be in the second quarter of 2002, each share of Cooper Industries, Inc. common stock will automatically convert into a share of Cooper Industries, Ltd. common stock and will have substantially the same attributes as Cooper Industries, Inc. common stock. Cooper Industries, Ltd. shares will be listed on the New York Stock Exchange under the "CBE" symbol, the same symbol under which the Company's common stock currently trades. Generally, upon the conversion of shares of Cooper Industries, Inc. into Cooper Industries, Ltd., shareholders subject to U.S. federal income taxation will recognize as gains any appreciation in the market value of Cooper Industries shares over their cost basis, and a new holding period will commence.

         The Company reiterated that the reincorporation would have no impact on its day-to-day operations for employees, customers and suppliers. Cooper will continue to be headquartered in Houston.

         A special meeting of shareholders of Cooper Industries, Inc. will be called to vote on the proposed transaction. Notice of the meeting and a proxy statement/prospectus describing the reorganization will be mailed to all Cooper shareholders. An amended registration statement for Cooper Industries, Ltd. and the proposed proxy statement/prospectus will be filed with the Securities and Exchange Commission and will be available for free at the SEC's Web site, www.sec.gov. When finalized, these documents will be available at no charge at the SEC's Web site as well as through the Investor Center section of Cooper's Web site, www.cooperindustries.com.

         Cooper Industries, with 2001 revenues of $4.2 billion, is a worldwide manufacturer of electrical products, tools and hardware. Additional information about Cooper is available on the Company's Internet site:
www.cooperindustries.com.




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COOPER INDUSTRIES                                                         PAGE 4


         Statements in this news release are forward-looking under the Private Securities Litigation Reform Act of 1995. These statements are subject to various risks and uncertainties, many of which are outside the control of the Company, including but not limited to: 1) competitive pressures and future global economic conditions; 2) the rate at which benefits are realized from cost-reduction programs recently completed, currently under way or to be initiated in the near future; 3) shareholder approval of the plan to reincorporate in Bermuda and the ability to realize the expected benefits thereof. Further information regarding these and other risk factors is set forth in Cooper's filings with the Securities and Exchange Commission, including Cooper's Annual Report on Form 10-K.

         This announcement does not constitute an offer of any securities for sale, or an offer or an invitation to purchase any securities. AS SOON AS THE REGISTRATION STATEMENT AND THE RELATED PROXY STATEMENT/PROSPECTUS ARE FINALIZED, INVESTORS SHOULD READ THESE DOCUMENTS BEFORE MAKING A DECISION CONCERNING THE TRANSACTION. These documents will contain important information that investors should consider.

         Cooper Industries, Inc. and its officers and directors may be deemed to be participants in the solicitation of proxies from shareholders in favor of the reorganization. Information about the directors and executive officers and ownership of stock is set forth in the proxy statement for Cooper's 2001 Annual Meeting of Shareholders which was filed with the SEC on March 8, 2001.



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